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                                UNITED STATES                    SEC FILE NUMBER
                      SECURITIES AND EXCHANGE COMMISSION         33-8104/0-28592
                            WASHINGTON, D.C. 20549
                                                                   CUSIP NUMBER
                                 FORM 12b-25                        550667 10 9

                         NOTIFICATION OF LATE FILING

(Check One):
[X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR

                For Period Ended: June 30, 1997
                                  --------------------------
                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR
                For the Transition Period Ended:
                                                ------------------------------

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* NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS     *
* VERIFIED ANY INFORMATION CONTAINED HEREIN.                                   *
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                        Not Applicable
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PART I - REGISTRANT INFORMATION

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FULL NAME OF REGISTRANT

ORGANIC SOLUTIONS, INC.
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FORMER NAME IF APPLICABLE

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ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER)

6391 De Zavala Rd., Ste 202, San Antonio, Texas 78249
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CITY, STATE AND ZIP CODE

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]       (a)  The reasons described in reasonable detail in Part III of this
     |         form could not be eliminated without unreasonable effort or
     |         expense;
     |
[X]  |    (b)  The subject annual report, semi-annual report, transition report
     |         on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof,
     |         will be filed on or before the fifteenth calendar day following
     |         the prescribed due date; or the subject quarterly report of
     |         transition report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth calendar day following the prescribed due
     |         date; and
     |
[ ]  |    (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

    Data necessary to close the Company's books not yet available, due to delays in receiving necessary accounting data.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Joseph R. Trainor                  210                 694-0152
     --------------------------------    -------------    ---------------------
               (Name)                     (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                       [X] Yes      [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       [X] Yes      [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company's operating revenues for the year ended June 30, 1997, have not been finally determined, but should be approximately $600,000. The net loss for the year ended June 30, 1997 will be approximately $3,200,000. The Company generated operating revenues of approximately $156,800 and net losses of $3,665,000 during the year ended June 30, 1996.




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                           ORGANIC SOLUTIONS, INC.
           ---------------------------------------------------------
                 (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: September 29, 1997                 By:   /s/ Joseph R. Trainor
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                                                   Joseph R. Trainor
                                                   President